OMB APPROVAL
OMB Number:	3235-0518
Expires:	May 31, 2014
Estimated average burden
hours per response	0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KazakhGold Group Limited

(Name of Subject Company)
Not applicable

(Translation of Subject Company’s Name into English (if applicable))
Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)
KazakhGold Group Limited

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
48667H 600

(CUSIP Number of Class of Securities (if applicable))
Dmitry Ivanov, 88 Wood Street, London, EC2V 7RS Tel.: +44 (0) 208 528 1020

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
June 24, 2011

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 4 amends the Form CB/A submitted to the Securities and Exchange Commission by KazakhGold Group Limited on July 20, 2011.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1.	Regulatory News Service Announcement, dated June 17, 2011.*

2.	Investor Presentation, dated June 17, 2011.*

3.	KazakhGold Group Limited Private Exchange Offer Prospectus, dated June 27, 2011. *

4.	Private Exchange Offer Document, dated June 27, 2011. *

5.	ADS Form of Acceptance with respect to Level I American Depositary Shares of OJSC Polyus Gold, dated June 27, 2011. *

6.	Share Form of Acceptance with respect to common shares of OJSC Polyus Gold, written in English and Russian, dated June 27, 2011. *

7.	Letter to Clients Holding shares of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”), dated June 27, 2011. *

8.	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”), dated June 27, 2011. *

9.	Regulatory News Service Announcement, dated June 27, 2011. *

10.	Regulatory News Service Announcement, dated July 8, 2011. *

11.	Notification Letter, dated July 8, 2011. *

12.	Regulatory News Service Announcement, dated July 14, 2011. *

13.	Regulatory News Service Announcement, dated July 19, 2011. *

* Previously filed.

14.	Regulatory News Service Announcement, dated July 26, 2011.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or distributed to U.S. holders.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III. CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by KazakhGold Group Limited with the Securities and Exchange Commission concurrently with the furnishing of a Form CB on June 20, 2011.

PART IV - SIGNATURES

(1)	Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person’s authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative’s authority with the Form.

(2)	Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)

Evgeny Ivanov, Chairman

(Name and Title)

July 26, 2011

(Date)

For immediate release	26 July 2011

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE RUSSIAN FEDERATION, OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION OR REQUIRE REGISTRATION THEREOF

COMPLETION OF THE PROPOSED COMBINATION WITH POLYUS GOLD AND
ADMISSION TO TRADING OF NEW GDRS ON THE LONDON STOCK
EXCHANGE

     Further to the announcement on 19 July 2011 in relation to the closing of the Private Exchange Offer for further acceptances, KazakhGold Group Limited (the “Company”) is pleased to announce that the Proposed Combination with OJSC Polyus Gold (“Polyus Gold”), which was announced by the Company on 17 June 2011, has been successfully completed. As a result of the Transactions comprising the Proposed Combination, the Company has acquired Polyus Gold ordinary shares and American depositary receipts (“ADRs”) representing in aggregate 89.14% of Polyus Gold’s issued share capital. As a result of the Proposed Combination, the issued share capital of the Company constitutes 3,032,149,962 ordinary shares with nominal value £0.0001 each.

     The Company is also pleased to announce the admission of up to 2,985,049,962 global depositary receipts (“GDRs”), with one GDR representing one ordinary share of the Company, to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities. As of the date of this announcement 1,942,067,953 of the Company’s shares are issued in the form of GDRs.

     The newly-admitted GDRs comprise Regulation S GDRs and Level I GDRs, including 337,729,534 Level I GDRs issued in relation to the Private Exchange Offer. As at the date of admission, the Tradable Instrument Display Mnemonic (“TIDM”) for the Regulation S GDRs remains “KZG”, and the TIDM for the Level I GDRs is “KZGI”. As previously announced and approved by the shareholders on 17 July 2011, the Company is changing its name to “Polyus Gold International Limited”, as a result of which the TIDMs are expected to be changed to “PLGL” and “POLG”, respectively. A further announcement will be made when the change of name has been registered and become effective, including details of the new Company’s TIDMs. It is currently expected that the change of name and, accordingly, the TIDMs will become effective on 27 July 2011.

Enquiries:

KazakhGold	+44 (0) 20 8528 1450

Alexey V. Chernushkin, Director, Capital Markets and IR

Polyus Gold	+7 (495) 641 3377

Evguenia V. Buydina, IR manager

HSBC (financial adviser to KazakhGold)	+44 (0) 20 7991 8888

Sergei Chinkis

HSBC Bank plc (“HSBC”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for KazakhGold and no one else in connection with the Proposed Combination and will not be responsible to anyone other than KazakhGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposed Combination, the contents of this announcement or any other matter referred to herein.

General

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This announcement is not intended to, and does not constitute, or form part of, an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in a prospectus, which has been published in accordance with the Prospectus Directive. The Private Exchange Offer was made to existing Polyus Securityholders outside of the Russian Federation, Canada, Australia and Japan who, under the laws of their jurisdictions, are permitted to participate in the Private Exchange Offer, and to certain eligible Polyus Securityholders in the Russian Federation that are “qualified investors” under Russian law. Eligible Polyus Securityholders are advised to read carefully the formal documentation in relation to the Private Exchange Offer, including the Private Exchange Offer Document and the Prospectus dated 24 June 2011 and related documents.

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia. The depositary receipts of KazakhGold Group Limited have not been registered in the Russian Federation and are not intended for or admitted to “placement” or “public circulation” in Russia.

2

Notice to U.S. investors

It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States. In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style. In particular the financial information of Polyus Gold included herein has been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to financial information of U.S. companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

The KazakhGold GDRS and the KazakhGold Shares to be represented by the KazakhGold GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

These written materials are not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities of the Company to be made in the United States would be made by means of a prospectus to be obtained from the issuer or selling security holder and that would contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any portion of the offering in the United States or conduct a public offering of the securities in the United States.

The Private Exchange Offer was made for Polyus Securities and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Forward looking statements

This announcement, including any information included or incorporated by reference, may contain “forward-looking statements” concerning Polyus Gold and KazakhGold. Generally, the words “will”, “may”, “should”, “could”, “would”, “can”, “continue”, “opportunity”, “believes”, “expects”, “intends”, “anticipates”, “estimates” or similar expressions identify forward-looking statements. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Forward-looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Polyus Gold, Jenington and KazakhGold operations and potential synergies resulting from the Proposed Combination; and (iii) the effects of government regulation on Polyus Gold, Jenington and KazakhGold’s businesses. Many of these risks and uncertainties relate to factors that are beyond the companies’ abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants, and therefore undue reliance should not be placed on such statements which speak only as at the date of this announcement. Each of Polyus Gold, Jenington and KazakhGold assumes no obligation in respect of, and does not intend to update, these forward-looking statements, except as required pursuant to applicable law.

3